Exhibit 99.1

Magal Security Systems Ltd. Reports
 First Quarter 2021 Financial Results

YEHUD, ISRAEL, May 24, 2021 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three months ended March 31, 2021. Management will hold an investors' conference call later today (at 10 am Eastern Time) to discuss the results.

FIRST QUARTER 2021 HIGHLIGHTS:

•
Entered into an asset and share purchase agreement for the sale of the Integrated Solutions division to Aeronautics Ltd. for $35 million (closing expected in June 2021), representing value of $1.51 per share; accordingly, Magal’s Integrated Solutions division results are excluded from results from continuing operations.

•	Strong cash position of $25.9 million, or $1.12 per share, as of March 31st 2021 with no debt.
•	Future focus on Senstar’s high gross margin operation growth – 62.1% in Q1 2021.
Mr. Dror Sharon, Chief Executive Officer of Magal, said, "Following the execution of the sale agreement of Magal's Integrated Solutions division, our results from continuing operations represent two components. The first is the results of operations of our Product Division, Senstar. Given the seasonal effect typically seen in the first quarter and the ongoing recovery process from the impact of COVID-19 on our commercial operations, we are pleased with Senstar's results, which, when factoring back in the sales to the Integrated Solutions division, delivered 12% EBITDA contribution on sales. As the seasonal activity ramps up, we expect our top line to increase, driving an improvement in profitability throughout the year. The second component is the expenses associated with being a public company, which remained stable during the quarter compared to the prior year."

Continued Mr. Sharon, "We are on track to complete the divestiture of the Integrated Solution division by the end of the second quarter. At that time, we will focus on developing Senstar's business model, which is associated with an attractive gross margin and is highly scalable. After the divestiture closes, Senstar will continue to invest in its four growth drivers of revenue and profitability. We plan to continue increasing our percentage of revenue from our key verticals, Energy, Corrections, Logistics, and Critical Infrastructure. With over $10 million invested in recent years in R&D, we intend to monetize our investment by bringing new innovative hardware and software products and solutions to market. We see an opportunity to make our sales process more efficient and have several initiatives to grow our pipeline by expanding into new geographic regions. We are also evaluating new distribution channels that could support us in new geographies or connect us with new customers that would be difficult for us to access on our own. Lastly, after the divestiture, we will have approximately $60 million in cash. We continue working on M&A targets that will bring differentiated, innovative technology to increase revenue and support our brand leadership in the global security solution market."

FIRST QUARTER 2021 RESULTS*

•	Revenue of $6.5 million compared to $7.6 million
•	Gross margin of 62.1% compared to 64.8%
•	Operating loss of ($681,000) compared to ($214,000)
•	Net loss attributable to Magal's shareholders of ($2.0) million, including ($1.2) million loss from discontinued operations, compared to net income of $0.4 million
•	EBITDA from continuing operations of ($369,000) compared to $80,000

* The first quarter results from continuing operations exclude the results of the Magal Integrated Solutions Division, whose sale to Aeronautics Ltd. is expected to close during the second quarter of 2021. In addition, the revenue from continuing operations excludes sales from Senstar to the Magal Integrated Solutions division, which is considered a related party for this period. Integrated Solutions division results are reported hereunder as income from discontinued operations.

Revenue for the first quarter of 2021 was $6.5 million, a decline of 14.2% compared with $7.6 million in the first quarter of 2020. The decline in first quarter revenue was primarily due to the impact of COVID-19 in regions that still have strict limitations on traveling, gathering in groups, and social distancing.

First quarter gross margin was 62.1% of revenue versus 64.8% last year. The decline in gross margin was primarily due to the mix of Senstar hardware and software products sold during the quarter and the decline in revenues.

Operating expenses were $4.7 million, an 8.0% reduction from the prior year's first quarter operating expenses of $5.2 million. The decline in operating expenses is attributable to the decrease in selling and marketing expenses and the receipt of an additional payroll-related governmental subsidy

Operating loss for the first quarter was ($681,000) compared to an operating loss of ($214,000) in the year-ago period.

Financial income was $19,000 compared to financial income of $744,000 in the first quarter last year. This is due to the adjustment of monetary assets and liabilities, denominated in currencies, other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Net loss attributable to Magal shareholders in the quarter was ($2.0 million) or $(0.09) per share versus net income of $438,000 or $0.02 per share in the first quarter of last year. The reported net loss includes a $1.2 million loss from discontinued operations versus $34,000 of income in the same period in the previous year.

The EBITDA loss from continuing operations for the first quarter was ($369,000) versus EBITDA from continuing operations of $80,000 in the first quarter of 2020.

Cash and cash equivalents and restricted cash and deposits related to continuing operations as of March 31, 2021, was $25.9 million, or $1.12 per share, compared with cash and cash equivalents and restricted cash and deposits related to continuing operations of $24.5 million, or $1.06 per share, at December 31, 2020.

EARNINGS CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, MAY 24, 2021. The call will begin promptly at 10:00 am Eastern Time, 5:00 pm Israel Time, 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences.

To participate, please call one of the following teleconferencing numbers and the conference ID number 13719269:
•	US: 1-877-407-9716
•	Israel: 1-809-406-247
•	UK: 0-800-756-3429
•	International: 1-201-493-6779
The conference call will also be webcast live at http://public.viavid.com/index.php?id=144686.

A replay link of the call will be available at www.magalsecurity.com on May 24, 2021, after 1:00 pm Eastern time through June 7, 2021, at 11:59 pm Eastern time. The replay in number is 13719269.

ABOUT MAGAL SECURITY SYSTEMS LTD.

Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis X – our new generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

On February 7, 2021, we entered into an agreement with Aeronautics Ltd. to sell our Integrated Solutions (Project) division in consideration of $35 million in cash, on a cash-free debt-free basis subject to post-closing working capital and other customary adjustments. Following the sale of the Integrated Solutions (Project) division, we will continue to operate our Senstar Products division, with development and manufacturing facilities located in Canada and sales and support offices in the US, EMEA, APAC, and LATAM regions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2021	2020	% Change

Revenue	6,540	7,624	(14)
Cost of revenue	2,478	2,680	(8)

Gross profit	4,062	4,944	(18)
Operating expenses:
Research and development, net	1,007	1,213	(17)
Selling and marketing	2,133	2,544	(16)
General and administrative	1,603	1,401	14
Total operating expenses	4,743	5,158	(8)

Operating income (loss)	(681)	(214)
Financial income (expenses), net	19	744

Income (loss) before income taxes	(662)	530

Taxes on income	70	56

Income (loss) from continuing operations	(732)	474
Income (loss) from discontinued operations, net	(1,237)	35

Net income (loss)	(1,969)	509

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	21	70

Net income (loss) attributable to Magal's shareholders	(1,990)	439

Basic and diluted net income (loss) per share from continuing operations	$(0.03)	$0.02
Basic and diluted net income (loss) per share from discontinued operations, net	$(0.06)	$0.00

Basic and diluted net income (loss) per share	$(0.09)	$0.02

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,163,985	23,153,985

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended March 31,
	2021%	2020%

Gross margin	62.1	64.8
Research and development, net as a % of revenues	15.4	15.9
Selling and marketing as a % of revenues	32.6	33.4
General and administrative as a % of revenues	24.5	18.4
Operating margin	-	-
Net margin from continuing operations	-	6.2

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM
CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended March 31,
	2021	2020

GAAP income (loss) from continuing operations	(732)	474
Less:
Financial income, net	19	744
Taxes on income	70	56
Depreciation and amortization	(312)	(294)
EBITDA from continuing operations	(369)	80

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2021	2020
CURRENT ASSETS:
Cash and cash equivalents	$25,916	$24,531
Restricted cash and deposits	9	10
Trade receivables, net	5,566	7,670
Unbilled accounts receivable	83	64
Other accounts receivable and prepaid expenses	1,345	899
Inventories	4,327	5,325

Total current assets	37,246	38,499

LONG TERM INVESTMENTS AND RECEIVABLES:

Deferred tax assets	862	813
Operating lease right-of-use assets	1,550	1,703

Total long-term investments and receivables	2,412	2,516

PROPERTY AND EQUIPMENT, NET	2,049	2,080

INTANGIBLE ASSETS, NET	2,814	2,979

GOODWILL	11,571	11,507

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	42,570	50,476

TOTAL ASSETS	$98,662	$108,057

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	March 31,	December 31,
	2021	2020

CURRENT LIABILITIES:

Trade payables	$468	$1,511
Customer advances	398	355
Deferred revenues	2,609	2,709
Other accounts payable and accrued expenses	5,137	6,164
Short-term operating lease liabilities	337	460

Total current liabilities	8,949	11,199

LONG-TERM LIABILITIES:
Deferred revenues	1,714	1,624
Deferred tax liabilities	560	522
Accrued severance pay	621	644
Long-term operating lease liabilities	1,256	1,335
Other long-term liabilities	278	285

Total long-term liabilities	4,429	4,410

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	21,080	25,350

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at March 31, 2021 and December 31, 2020; Issued and outstanding: 23,163,985 shares at March 31, 2021 and December 31, 2020	6,753	6,753
Additional paid-in capital	70,025	69,965
Accumulated other comprehensive loss	42	34
Foreign currency translation adjustments (stand-alone financial statements)	8,111	9,104
Accumulated deficit	(20,749)	(18,759)

Total shareholders' equity	64,182	67,097
Non-controlling interest	22	1

TOTAL SHAREHOLDERS' EQUITY	64,204	67,098

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$98,662	$108,057